

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 25, 2008

VIA US MAIL AND FAX (408) 933-4960
Mr. James Monroe III
Chairman of the Board and Chief Executive Officer
Globalstar, Inc.
461 South Milpitas Blvd.
Milpitas, CA 95035

> **Re: Globalstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A**
> **Filed March 17, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 001-33117**

Dear Mr. Monroe:

We have reviewed your supplemental response letter dated June 23, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 29, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Globalstar System, Property and Equipment, page 58

1. We note your response to prior comment 1. In future filings, please enhance your discussion of critical accounting policies and estimates to address the significance of your growth assumptions with respect to Simplex subscribers in relation to undiscounted cash flows that are derived for determining the recoverability of the cost of your second-generation constellation.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 13 – Subsequent Events, page 13
Convertible Notes Offering, page 14
Common Stock Offering and Share Lending Agreement, page 14

2. We note your response to prior comment 6 and have the following comments:

- Please provide us with a detailed analysis of your accounting for these transactions, including your evaluation of the convertible notes, common stock offering and share lending agreement. Also, please disclose in detail the accounting treatment for these transactions in your next Form 10-Q. The evaluation should refer to your basis in the accounting literature that supports your accounting.

- Please tell us whether you assigned a fair value to the share lending agreement. If so, tell us how you determined the fair value and how you allocated the proceeds of the notes to the share lending agreement (ie. whether based on relative fair values). If not, tell us why the share lending agreement was not required to be fair valued. In this regard, it does not appear that the share lending agreement was at a market rate (or a rate that a share lender would normally charge a borrower for shares with similar liquidity) and thus, any allocated amounts would create a further discount on the convertible debt. Refer to your basis in the accounting literature.

- Please tell us how you considered paragraph 5 of EITF 00-27 and EITF 00-19 in accounting for the share lending agreement. Also, tell us whether there are any events outside your control that can allow the counterparty to deliver cash versus shares and whether the agreement requires the posting of collateral.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact

Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director